Robert J. Rapport

Senior Vice President & Controller

- Chief Accounting Officer

Marsh & McLennan Companies, Inc.

1166 Avenue of the Americas

New York, NY 10036

212 345 5260 Fax 201 284 4809

robert.j.rapport@mmc.com

www.mmc.com

June 3, 2009

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attn: Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Marsh & McLennan Companies, Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 001-05998

Dear Mr. Rosenberg:

This letter provides the responses of Marsh & McLennan Companies, Inc. to the comments in your May 18, 2009 letter to Vanessa A. Wittman regarding MMC’s Form 10-K for the year ended December 31, 2008.

Form 10-K for the year ended December 31, 2008

Item 1A. Risk Factors, page 14

1. You state on page 38 that your primary source for meeting your liquidity needs is from your operating subsidiaries. Please revise to include a risk factor which appropriately discloses the risks associated with your holding company structure and the ability of your operating subsidiaries to dividend payments to you.

Response to Comment 1.

MMC respectfully refers the Staff to pages 15 and 16 of the 2008 Form 10-K where our disclosure indicates that “we are exposed to multiple risks associated with the global nature of our operations.” The primary risk associated with our holding company structure is our ability to repatriate funds from operating subsidiaries located outside of the United States in order to pay expenses incurred in the United States. The disclosure on page 16 sets out a number of risks inherent in the global nature of our operations, including risks relating to: (i) limitations that foreign governments may impose on the conversion of currency or the payment of dividends or other remittances to us from our non-U.S. subsidiaries; and (ii) withholding or other taxes that foreign governments may impose on the payment of dividends or other remittances to us from our non-U.S. subsidiaries.

June 3, 2009

Mr. Jim B. Rosenberg

SEC

We recognize that the information in the preceding paragraph only partially addresses the Staff’s comment. In response to the Staff’s comment, in future filings, MMC will include a stand alone risk factor relating to our holding company structure, as set forth below.

We are a holding company and, therefore, may not be able to receive dividends or other distributions in needed amounts from our subsidiaries.

MMC is organized as a holding company, a legal entity separate and distinct from our operating subsidiaries. As a holding company without significant operations of our own, we are dependent upon dividends and other payments from our operating subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, for paying dividends to stockholders and for corporate expenses. In the event our operating subsidiaries are unable to pay dividends and other payments to MMC, we may not be able to service debt, pay obligations or pay dividends on common stock.

Further, MMC derives a significant portion of its revenue and operating profit from operating subsidiaries located outside the U.S. Since the majority of financing obligations as well as dividends to stockholders are made from the U.S., it is important to be able to access cash generated outside the U.S. Funds from MMC's operating subsidiaries outside of the U.S. are periodically repatriated to the U.S. via shareholder distributions and repayment of intercompany financing. A number of factors may arise that could limit our ability to repatriate funds or make repatriation cost prohibitive, including, but not limited to, foreign exchange rates and tax-related costs.

In the event we are unable to generate cash from our operating subsidiaries for any of the reasons discussed above, our overall liquidity could deteriorate.

Item 2. Properties, page 24

2.

You disclose that “MMC and certain of its subsidiaries own, directly and indirectly through special-purpose subsidiaries, a 55% condominium interest covering approximately 900,000 square feet in a 44-story building in New York City. MMC’s owned interest is financed by a loan that is non-recourse to MMC (except in the event of certain prohibited actions) and secured by a first mortgage lien on the condominium interest and a first priority assignment of leases and rents. In the event of a default in the payment of the loan and certain credit rating downgrade events, MMC would be obligated to pay rent for the entire occupancy of the mortgaged property.” Please revise your disclosure to provide more information about the transaction, including:

June 3, 2009

Mr. Jim B. Rosenberg

SEC

▪	the current use and purpose of the space;
▪	the current occupant(s) of the property and any affiliation the occupant(s) has with the company;
▪	the owner(s) of the other 45% condominium interest;
▪	the amount owed under the loan and the potential payment required in the event of a default and certain credit downgrade events; and
▪	the specific credit rating downgrade events that trigger the payment.

Response to Comment 2.

The Staff notes above that MMC and certain of its subsidiaries own, directly and indirectly through special-purpose subsidiaries, a 55% condominium interest covering approximately 900,000 rentable square feet in a 44-story building at 1166 Avenue of the Americas, New York, New York (the “1166 Property”). The 1166 Property serves as MMC’s New York headquarters, and is used for general corporate purposes. MMC and its affiliates – including Marsh, Inc., Mercer, Inc., the Oliver Wyman Group, Guy Carpenter and Kroll – occupy a majority of the real estate owned by MMC. Two other tenants occupy the 1166 Property: Zolfo Cooper, which was formerly owned by Kroll Inc. and is now privately owned and operated,1 occupies 18,063 rentable square feet, and Invesco Private Capital Inc., an unaffiliated entity, occupies 84,377 rentable square feet.

Edward J. Minskoff Equities, LLC, an entity that is not affiliated with MMC, owns the other 45% condominium interest in the 1166 Property.

MMC purchased the 1166 Property in two transactions in 1988 and 1999. As disclosed in MMC’s Current Report on Form 8-K dated September 29, 2005, certain special purpose subsidiaries of MMC entered into a $475 million mortgage loan agreement, dated September 29, 2005 (the “Loan Agreement”) with Lehman Brothers Bank FSB in order to refinance the then existing $200 million mortgage relating to the 1166 Property. The loan is non-recourse to MMC (except in the event of certain prohibited actions) and secured by a first mortgage lien on the condominium interest and a first priority assignment of leases and rents. The principal amount owed under the loan at December 31, 2008 disclosed in Footnote 12, was $454 million.

The lenders receive a first priority pledge of a cash management account as additional security for the loan. In the absence of a Triggering Event (defined below), only monthly principal and interest are paid to the lenders, with all excess amounts (rent less debt service) returned to MMC absent an event of default.

_________________________

1 Based on the terms and conditions of the divestiture, MMC determined it has “continuing involvement” in the divested business, as that term is used in SEC Staff Accounting Bulletin Topic 5e. See, the 2008 Form 10-K.

June 3, 2009

Mr. Jim B. Rosenberg

SEC

A “Triggering Event” is deemed to have occurred pursuant to the Loan Agreement in the event (1) MMC is downgraded below B/B2 (Stable) by any of S&P, Fitch and Moody’s or (2) an event of default has occurred and is continuing.

Should a Triggering Event occur, MMC would be required to make monthly deposits into specified tax, insurance, capital expenditure and common charge reserve accounts. In connection with the 2005 refinancing, MMC also entered into a contingent lease for the entire occupancy of the mortgaged property in the case of a Triggering Event. Should a Triggering Event occur, MMC would also be required to deposit three months of rent for the entire occupancy of the mortgaged property under the contingent lease into a rent reserve account, and MMC could be subject to certain commercial rent taxes. All cash reserves can be substituted with an irrevocable letter of credit, acceptable to lenders. During the continuance of an event of default under the Loan Agreement, the lenders have the right to apply the funds on deposit in the reserve accounts, or to draw upon in full or in part the letters of credit, as applicable. Reserve funds that have not been disbursed or applied by the lenders will be remitted to MMC if the debt has been paid in full and if a Triggering Event has been cured.

A Triggering Event may be cured if MMC’s rating returns to BB-/Ba3 (stable) or above for two consecutive calendar quarters and all other events of default under the loan and the leases are cured and remain cured for two consecutive calendar quarters.

In response to the Staff’s comment, in future filings on Form 10-K during the term of the Loan Agreement, MMC will expand the discussion of our condominium interest as set forth below:

MMC and certain of its subsidiaries own, directly and indirectly through special-purpose subsidiaries, a 55% condominium interest covering approximately 900,000 square feet in a 44-story building in New York City. This real estate serves as MMC’s New York headquarters and is occupied primarily by MMC and its affiliates for general corporate use. The remaining 45% condominium interest in the 1166 Property is owned by an unaffiliated third party. MMC’s owned interest is financed by a 30-year loan that is non-recourse to MMC (except in the event of certain prohibited actions) and secured by a first mortgage lien on the condominium interest and a first priority assignment of leases and rents. In the event (1) MMC is downgraded below B/B2 (Stable) by any of S&P, Fitch and Moody’s or (2) an event of default has occurred and is continuing, MMC would be obligated to pre-fund certain reserve accounts relating to the mortgaged property, including a rent reserve account in an amount equal to three months rent for the entire occupancy of the mortgaged property.

June 3, 2009

Mr. Jim B. Rosenberg

SEC

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Consolidated Results of Operations, page 28

3.

Please expand your disclosure here or in Note 6 to discuss the facts and circumstances leading to the goodwill impairment in 2008, including the business within the Risk Consulting & Technology segment that was considered impaired, and discuss the method for determining fair value of this business segment.

Response to Comment 3.

We respectfully draw the Staff’s attention to the disclosure below, which was included in MMC’s Form 10-Q for the period ended March 31, 2008. Similar disclosure was included in the Form 10-Q for the period ended June 30, 2008, which also included disclosure regarding an additional impairment charge resulting from completion of the step two impairment test that resulted from further deterioration of the Corporate Advisory and Restructuring business in that quarter. Since this information had previously been disclosed, MMC refers to previous disclosures related to the interim goodwill impairment test in its discussion of critical accounting policies on page 45 rather than repeating those disclosures in the 2008 Form 10-K. However, in response to the Staff’s comment, beginning with the June 30, 2009 Form 10-Q, if there is a goodwill impairment charge in the current or comparative periods presented, MMC will include disclosure similar to that made in the March 31, 2008 Form 10-Q and June 30, 2008 Form 10-Q.

Excerpt from Note 9- Goodwill and Other Intangibles (Form 10-Q, March 31, 2008)

In the latter part of 2007 and into 2008, financial results of MMC’s risk consulting and technology segment did not meet management expectations. In March 2008, MMC announced a management reorganization within the risk consulting and technology segment, whereby two separate units were formed, each reporting directly to MMC’s chief executive officer. These units are: (i) Kroll, which includes litigation support and data recovery, background screening, and risk mitigation and response; and (ii) Corporate Advisory and Restructuring.

As a result of the management reorganization, MMC conducted an interim goodwill assessment for the new reporting units within the risk consulting and technology segment. Fair value was estimated using a market approach, based on management’s latest projections and outlook for the businesses in the current environment. In particular, recent events impacting the mortgage markets have negatively impacted Kroll Factual Data, and the environment for Corporate Advisory and Restructuring has continued to be difficult. On the basis of the step one impairment test (as defined in SFAS 142), MMC concluded that goodwill in the segment was impaired, and recorded a non-cash charge

June 3, 2009

Mr. Jim B. Rosenberg

SEC

of $425 million to reflect the estimated amount of the impairment. Due to the timing of the trigger event and subsequent completion of the step one test, MMC was unable to complete the required step two portion of the impairment assessment prior to the issuance of these financial statements. A step two impairment test, which under SFAS 142 is required to be completed after an impairment is indicated in a step one test, requires a complete re-valuation of all assets and liabilities of the reporting units in the same manner as a business combination. The non-cash charge recorded by MMC represents management’s best estimate of the goodwill impairment at March 31, 2008 and comprises the excess of the carrying value over the fair value in the step one test, and an estimate of an incremental impairment amount which may result from the completion of the step two test. The ultimate amount of impairment may be greater or less than the estimate recorded in the first quarter of 2008. This interim goodwill assessment does not change the timing of the Company’s annual goodwill impairment test. MMC expects to complete the step two impairment test in the second quarter of 2008.

Income Taxes, page 37

4.

Please revise the disclosure to explain the underlying reason for changes in components in the rate reconciliation in the notes to the financial statements. You should explain fully why income tax expense was greater than income before income taxes and minority interest in 2008, discuss what the differences related to non-U.S. operations represent, and what caused the change from 2007. Discuss which items are continuing and which items are non-recurring.

Response to Comment 4.

We respectfully draw the Staff’s attention to Page 37 of the 2008 Form 10-K, which identifies the $540 million non-deductible goodwill impairment charge as the primary item causing the unusual effective tax rate in 2008. Because most of the impairment charge is not deductible for tax purposes, it reduced income before taxes without a corresponding decrease in tax expense.

The low amount of pre-tax income resulting from the goodwill impairment charge in 2008 also generated unusual relationships among components of the effective tax rate reconciliation compared with prior years. Significantly lower pre-tax income in 2008 caused the tax components to disproportionately affect the tax rate. For example, if pre-tax income were adjusted to eliminate the impact of the goodwill impairment charge, the percentage impact of non-US operations taxed at rates less than 35% is a reduction of 8.6%, compared with a reduction of 67.2% as reported in the table. Similarly, the low pre-tax income magnifies the percentage effect of state and local income taxes, and meals and entertainment.

June 3, 2009

Mr. Jim B. Rosenberg

SEC

The lower tax rate attributed to non-US operations reflects income taxed at rates lower than the 35% US federal tax rate, net of the US tax impact of repatriation. The reduced effective tax rate primarily reflects lower corporate tax rates that exist outside of the US, enhanced by planning that further reduces taxes worldwide. Under current US tax law, MMC anticipates that non-US operations will continue to incur taxes at rates below 35%, although the percentage impact on the tax rate is expected to decline as pre-tax income increases.

In response to the Staff’s comment, in future filings, MMC will expand this disclosure to more fully explain the impact of the goodwill impairment charge, both on income taxes and the components of the tax rate reconciliation.

Commitments and Obligations, page 41

5.	It appears that pension liabilities are excluded from the table. Please revise your table to include these liabilities.

Response to Comment 5.

MMC did not include pension liabilities in the table of commitments because it does not consider these liabilities to be a contractual commitment for future cash outflows. The amount required to fund the pension liability will depend on a number of future events, including, but not limited to future returns on plan assets, and changes in the discount rate used to measure the liabilities. MMC respectfully refers the Staff to the discussion of pension liabilities and expected funding of its pension plans included in the operating cash flows section of Management’s Discussion and Analysis of Financial Conditions and Results of Operations, beginning on page 38 of the 2008 Form 10-K.

In response to the Staff’s comment, in future filings, MMC will include a footnote to this table indicating the amount of pension liability and that the amount is excluded from the table because the timing and amount of ultimate payment of such liability is dependent upon future events, as noted above. MMC will also disclose in this footnote the expected funding information currently included in the operating cash flows section on page 38 of the 2008 Form 10-K.

June 3, 2009

Mr. Jim B. Rosenberg

SEC

Market Risk and Credit Risk, page 41

6.

Given that approximately 54% of your total revenue is exposed to foreign exchange fluctuations, please revise your disclosure to provide the quantitative disclosures required by Rule 305 of Regulation S-K.

Response to Comment 6.

MMC does not have a significant amount of financial instruments or investments that expose the company to foreign exchange transaction risk. Although 54% of MMC’s revenue is derived in foreign locations and subject to foreign exchange rate fluctuations, in nearly all cases both the foreign currency revenues and expenses are in the functional currency of the foreign location. As such, the US dollar translation of both revenues and expenses tends to mitigate the impact on net operating income of foreign currency risk for those items. The impact of foreign currency translation on MMC’s reported revenue is analyzed in the tables on pages 29 and 30 of the 2008 Form 10-K. Historically, the net impact of foreign currency translation has generally been immaterial to the year over year comparison of MMC’s financial results of operations. However, the significant foreign exchange movements (strengthening of the US dollar in the latter part of 2008) has caused a reduction in the translated US dollar value of operating income earned in MMC’s foreign locations in 2009 when compared with 2008.

In response to the Staff’s comment, in future filings, MMC will include a sensitivity analysis that shows the approximate impact on MMC's operating income using a reasonably possible hypothetical exchange rate fluctuation, for example, a 10% strengthening and 10% weakening of the US dollar on the translation of its primary foreign currency revenue and expenses.

Reclassification and Corrections, page 55

7.

You disclose on page 55 that your loss from continuing operations in 2008 would have been approximately $30 million higher if the gains related to prior years had been correctly recorded in those prior years. Please provide us your analysis demonstrating why it is appropriate to record these gains in 2008. Your analysis should provide all relevant qualitative and quantitative factors demonstrating why you believe that the $30 million adjustment is immaterial to 2008 financial statements.

Response to Comment 7.

In response to the Staff’s request, attached is a memorandum prepared contemporaneously with the Company’s analysis of the qualitative and quantitative factors considered in reaching the conclusion that the correction recorded in 2008 was immaterial to the 2008 financial statements. This analysis, including the judgments set forth in the memorandum,

June 3, 2009

Mr. Jim B. Rosenberg

SEC

was reviewed with MMC’s Disclosure Committee and the MMC Audit Committee prior to the filing of the 2008 Form 10-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Supplemental Disclosures, page 58

8.

Please refer to your disclosure of the cash flow impact of discontinued operations from the operating, financing and investing cash flow categories. Please explain to us where in these supplemental disclosures and where in your consolidated statements of cash flows the 2007 disposition of Putnam is reflected.

Response to Comment 8.

MMC has included the cash flows generated by or used for the activities of discontinued operations in statements of cash flows in their respective categories of operating, financing and investing cash flows. In the supplementary cash flow information included in Note 2 to the consolidated financial statements included in the 2008 Form 10-K, MMC disclosed the net cash flow provided by or used for the activities of discontinued operations for each of the cash flow categories. This information represents the activities of the operation up to the date of disposal. However, MMC does not consider the cash flow impacts of the actual disposal transaction related to a discontinued operation to be cash flow generated by or used for the activities of that operation. Rather, MMC considers cash flows related to the actual disposal of the discontinued operation to be cash flows attributable to the parent company, arising from its decision to dispose of the discontinued operation. As such, the cash generated from the disposal of Putnam is included in the consolidated statement of cash flows as “Investing cash flows”, in the subcategory captioned “Dispositions.” In accordance with paragraph 92 of SFAS 95, the related taxes are included in “Operating cash flows”, in the subcategory captioned “Accrued income taxes.”

The impact of the Putnam disposal on the consolidated statements of cash flows is also discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 38 (with regard to the impact of taxes related to the Putnam disposal on operating cash flows) and page 40 (with regard to the impact of the Putnam disposal transaction) of the 2008 Form 10-K.

Note 7 – Income Taxes, page 61

9.

You disclose on page 37 that “the effective tax rate is sensitive to the geographic mix and repatriation of MMC’s earnings....” It appears that you should disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration or state that this

June 3, 2009

Mr. Jim B. Rosenberg

SEC

determination is not practicable. Please refer to paragraph 44.c. of SFAS 109. Please revise your document or tell us why this disclosure is not necessary.

Response to Comment 9.

MMC respectfully refers the Staff to page 54 of the 2008 Form 10-K (the last paragraph of the Income Taxes section of the significant accounting policies note), which contains disclosures related to unrecognized deferred taxes on foreign earnings considered permanently reinvested.

In response to the Staff’s comment, in future filings, MMC will move that disclosure to note 7, and clarify the language, as set forth below, to more closely follow the terminology in SFAS 109, paragraph 44:

U.S. Federal income taxes are not provided on temporary differences with respect to investments in foreign subsidiaries that are essentially permanent in duration, which at December 31, 2008 amounted to approximately $2.2 billion. The unrecognized deferred tax liability with respect to these investments is approximately $110 million.

Item 11. Executive Compensation, page 94

Compensation Discussion and Analysis, incorporated from page 26 of your definitive proxy statement filed on April 2, 2009

10.

You state that “Michael G. Cherkasky, Matthew B. Bartley, David H. Spiller and Simon Freakley also qualify as named executive officers for 2008; however, because their employment terminated during 2008, this section generally does not discuss or analyze their compensation.” Item 402(b) of Regulation S-K requires the discussion of compensation awarded to, earned by, or paid to the named executive officers. In Release No. 33-8732A, the Commission stated, “the new Compensation Discussion and Analysis calls for a discussion and analysis of the material factors underlying compensation policies and decisions reflected in the data presented in the tables.” Please amend your Form 10-K to provide a discussion and analysis of the compensation paid to Messrs. Cherkasky, Bartley, Spiller and Freakley in the fiscal year ended December 31, 2008.

Response to Comment 10.

Release No. 33-8732A adopted the Compensation Discussion and Analysis (“CD&A”) requirements applicable to the Company’s disclosure of named executive officer compensation. In describing the purpose of the CD&A under “Intent and Operation of the Compensation Discussion and Analysis,” the Commission indicated that it is designed to “provide material information about the compensation objectives and policies...without resorting to boilerplate disclosure,” and that the “requirement is principles-based.” Similarly,

June 3, 2009

Mr. Jim B. Rosenberg

SEC

the Commission indicated in the release that “a company must assess the materiality to investors of the information...in light of the particular situation of the company” such that disclosure is only required if a particular example is material. The Commission also made clear that the CD&A “should be sufficiently precise to identify material differences in compensation policies and decisions” for different executives.

Recognizing these requirements and objectives of CD&A disclosure, the Company believes it has provided, as required, “a discussion and analysis of the material factors underlying the compensation policies and decisions” with respect to all of the named executive officers, including those executives who terminated employment during the course of 2008 (the “Departed Executives”). The sentence the Staff notes above in its comment2 was included by the Company to immediately highlight for investors in the lead-in paragraph of the CD&A that the discussion and analysis with respect to the Departed Executives would be limited as compared with the other executives. As described below, the focus of the CD&A was consistent with the Compensation Committee’s focus in 2008 on the reassessment of the overall goals and objectives of the Company’s compensation programs and their impact on the new executives. As discussed further below, the Company believes that the nature and extent of the disclosure in the CD&A surrounding the compensation paid to the Departed Executives is appropriate and fulfills the SEC requirements, particularly given that the compensation of the Departed Executives in 2008 (as presented in the tables) was paid in significant part pursuant to the terms and conditions regarding termination and severance that were contained in pre-existing employment agreements.

The Company’s disclosure of the compensation of the Departed Executives in the CD&A was inherently more limited than the disclosure with respect to the other executives who were the primary subjects of the Compensation Committee’s considerations in 2008. The compelling compensation principle, policy or practice followed by the Company’s Compensation Committee in making compensation decisions affecting the Departed Executives’ 2008 compensation was primarily to satisfy the Company’s pre-established obligations under those employment agreements. The principles, policies and practices reflected in those agreements are referenced in conjunction with the discussion of the Company’s use of employment agreements throughout the CD&A and in particular in the subsection entitled “Employment Arrangements” (pages 29 and 30) as described more fully below. Furthermore, in the “Severance Arrangements” subsection (page 38), the Company noted that “severance arrangements for our senior executives are provided in their respective employment agreements” and provided a cross-reference to the “Potential Payments Upon Termination or Change in Control” section.

_________________________

2  “Michael G. Cherkasky, Matthew B. Bartley, David H. Spiller and Simon Freakley also qualify as named executive officers for 2008; however, because their employment terminated during 2008, this section generally does not discuss or analyze their compensation.”

June 3, 2009

Mr. Jim B. Rosenberg

SEC

The CD&A consists of two primary parts: (a) a discussion and analysis of the compensation principles, policies and practices that the Company’s Compensation Committee followed in making compensation decisions in 2008 and (b) a discussion and analysis of the specific components of executive compensation received by each executive named in the tables.

The Company’s discussion and analysis of the compensation principles, policies and practices followed in making compensation decisions in 2008 was focused on the new executive leadership and generally did not affect the compensation of the Departed Executives. The Company disclosed in the beginning of the CD&A, under “Executive Leadership Changes” (pages 26 and 27), that due to the “significant changes in the top leadership of MMC,” the Compensation Committee took actions and made decisions in 2008 that were “designed to recognize that the leadership team was in transition.” During 2008, the Committee “reassessed MMC’s executive compensation policies and practices to align them with” the objectives of the new leadership team, which did not include the Departed Executives. In addition, the Company noted that the Compensation Committee in 2008 also determined to modify its practice of using traditional employment agreements pursuant to which the Departed Executives were paid. The Company provided these disclosures early on in the CD&A to further explain the compensation principles, policies and practices applicable to the Departed Executives as compared with the other executives.

As part of the focus on the new leadership team, the Company described that the Compensation Committee established several guiding principles during 2008 for “future executive compensation design, decisions and actions.” (“MMC Executive Compensation Guiding Principles” at page 27.) The Company covered in its discussion the Departed Executives’ compensation to the extent material to an understanding of what they received. (“MMC Executive Compensation Program” at pages 27-30.) The Company established the framework for how the Compensation Committee makes annual bonus awards and grants annual long-term incentive awards on page 28, indicating that “the terms of the employment agreement...govern the allocation between his or her fixed and variable components of compensation.” As the compensation paid to the Departed Executives was largely based on the termination arrangements agreed to in prior employment agreements and other terms related to severance, that compensation was generally not driven by the performance-related principles and programs applicable to other executives (pages 27-29). As noted below: for the two Departed Executives who received annual bonus awards, the Company specifically disclosed the amount and reasons why the awards were made and none of the Departed Executives received any long-term incentive awards for 2008 performance.

The Company devotes an entire section to “Employment Arrangements” on pages 29 and 30, noting the objectives that the Compensation Committee intended to achieve by entering into written employment agreements reflecting “terms and conditions that were reasonable and necessary to attract and retain the services of these individuals at that time,” and contrasting those existing contracts to the new philosophy regarding “mov[ing] away from the use of formal employment agreements that had been deemed necessary over the last

June 3, 2009

Mr. Jim B. Rosenberg

SEC

few years”, toward the revised approach of a “basic employment letter” beginning with executives hired or promoted in 2008.

As for the individual components of the executive compensation program discussed in the CD&A, beginning on page 31, the Company disclosed their application to the Departed Executives as described specifically for each component below.

Base salary (page 31). The discussion of base salary applied to the Departed Executives to the same extent and in the same manner as to the other named executive officers.

Annual bonus (pages 31-35). The Company specifically disclosed for the Departed Executives, on page 35, the receipt of any annual bonus and the underlying reason for the amount of the award, in particular that Messrs. Bartley and Freakley received such awards while Messrs. Cherkasky and Spiller did not.

Annual Long-Term Incentive Compensation (pages 35-37). The Company did not discuss annual long-term incentive compensation awards in respect of fiscal year 2008 in relation to the Departed Executives because none of them received this component of compensation. These awards were made in February 2009 after all of the Departed Executives had terminated employment.

Benefits (pages 37-39). The discussion of benefits generally applied to the Departed Executives to the same extent and in the same manner as to the other named executive officers. The Company noted that “severance arrangements for our senior executives are provided in their respective employment agreements” and specifically cross-referenced to the “Potential Payments Upon Termination or Change in Control” section.

The Company believes it provided the requisite disclosure in the CD&A with respect to the Departed Executives to the extent that the underlying principles, policies or decisions were material to an understanding of their compensation for 2008. The sentence noted above in the Staff’s comments was merely intended to indicate that as compared to the discussion and analysis regarding the compensation of the other named executives who formed part of the new leadership team, the CD&A discussion would be more limited. The Company believes that the disclosure that it did provide with respect to the Departed Executives complied with the CD&A requirements set forth in Release No. 33-8732A. On this basis, the Company does not believe that it is necessary to amend its Form 10-K.

June 3, 2009

Mr. Jim B. Rosenberg

SEC

Item 15. Exhibits, Financial Statements Schedules, page 95

11.

On page 55 of your definitive proxy filed on April 2, 2009, you disclose that you have separation and release agreements with Messrs. Bartley, Spiller and Freakley. Please revise to file copies of these agreements. See Item 601(b)(10) of Regulation S-K.

Response to Comment 11.

The Company did not file the separation and release agreements for Messrs. Bartley, Spiller and Freakley because their termination-related compensation was largely based upon their employment agreements, which describe those payments and benefits to which they were already entitled, and the release was substantially consistent with the form of release that was attached to their employment agreements. In the case of Messrs. Bartley and Spiller, those employment agreements have already been filed with the SEC (Mr. Bartley’s employment agreement, dated as of September 25, 2006, was filed with the Company’s Form 10-Q for the quarter ended September 30, 2006, and Mr. Spiller’s employment agreement, dated as of July 1, 2005, was filed with the Company’s Form 10-Q for the quarter ended March 31, 2007). In the case of Mr. Freakley, he did not become a named executive officer of the Company until the filing of the definitive proxy statement on April 2, 2009.

In response to the Staff’s comment, the Company intends to file as exhibits the separation and release agreements for Messrs. Bartley and Spiller and the employment agreement and separation and release agreement for Mr. Freakley with the Form 10-Q for the quarter ending June 30, 2009.

June 3, 2009

Mr. Jim B. Rosenberg

SEC

MMC also acknowledges that:

•	MMC is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K; and

•	MMC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert J. Rapport

Robert J. Rapport

Senior Vice President & Controller

- Chief Accounting Officer